UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1†)

New Fortress Energy Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

644393 100

(CUSIP Number)

Lynn M. Edens
c/o Baobob Advisors LLC
111 W. 19th Street
New York, New York 10011
(212) 798‑6055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D filing by Edens Family Holdings LLC and the initial Schedule 13D filing by Lynn M. Edens. See Explanatory Note.

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Lynn M. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,086,851

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,086,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,086,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Calculations are based upon a total of 206,698,564 Class A Shares outstanding as of May 3, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Edens Family Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,086,851

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,086,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,086,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculations are based upon a total of 206,698,564 Class A Shares outstanding as of May 3, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

Explanatory Note:

This filing constitutes (i) Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by Edens Family Holdings LLC, a Delaware limited liability company (“Family LLC”), with the Securities and Exchange Commission (the “SEC”) on March 18, 2021 (the “Original Schedule 13D”) (the Original Schedule 13D, as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the shares of Class A common stock (“Class A Shares”) of New Fortress Energy Inc., a Delaware corporation (the “Issuer”), and (ii) the initial Schedule 13D filing by Lynn M. Edens with respect to the Class A Shares (Ms. Edens and Family LLC, together, the “Reporting Persons”). As previously disclosed, on March 12, 2021, Wesley R. Edens formed Family LLC and, on March 16, 2021, contributed 25,086,851 Class A Shares and certain other securities to it. The Reporting Persons are filing this Amendment to disclose that, on June 11, 2021, Wesley R. Edens transferred all of the Family LLC common limited liability company interests to Ms. Edens for no consideration and Ms.  Edens became the manager of Family LLC. The Reporting Persons have made this filing jointly pursuant to Rule 13d-1(k)(1).

This Amendment amends and restates Family LLC’s Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 to the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Class A Shares of the Issuer, which has its principal executive offices at 111 W. 19th St., 8th Floor, New York, NY 10011.

Item 2.	Identity and Background

Item 2 to the Schedule 13D is hereby amended and restated as follows:

Edens Family Holdings LLC

Family LLC is a holding company organized under the laws of the State of Delaware with its principal office located at 111 W. 19th St., 8th Floor, New York, NY 10011. Ms. Edens is the member of Family LLC.

In the past five years, Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Lynn M. Edens

(a)        Lynn M. Edens

(b)        The principal business address of Ms. Edens is c/o Baobob Advisors LLC, 111 W. 19th St., 8th Floor, New York, NY 10011

(c)        The present principal occupation of Ms. Edens is a private citizen.

(d)        In the past five years, Ms. Edens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        In the past five years, Ms. Edens has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)          Ms. Edens is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is hereby amended and restated as follows:

As previously disclosed, on March 12, 2021, Wesley R. Edens formed Family LLC and, on March 16, 2021, contributed 25,086,851 Class A Shares and certain other securities to it. The Reporting Persons are filing this Amendment to disclose that, on June 11, 2021, Wesley R. Edens transferred all of the Family LLC common limited liability company interests to Ms. Edens for no consideration. As a result of such transfer, Ms. Edens obtained voting and investment power in respect of the Class A Shares owned by Family LLC and became the beneficial owner of such Class A Shares.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended and restated as follows:

On June 11, 2021, Wesley R. Edens transferred all of the Family LLC common limited liability company interests to Ms. Edens for no consideration. As a result of such transfer, Ms. Edens obtained voting and investment power in respect of the Class A Shares owned by Family LLC and became a beneficial owner of such Class A Shares.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Class A Shares and/or retain and/or sell all or a portion of the Class A Shares held by the Reporting Persons in the open market or in privately negotiated transactions. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 to the Schedule 13D is hereby amended and restated as follows:

(a) — (b)          The aggregate number and percentage of Class A Shares beneficially owned by Family LLC (on the basis of a total of 206,698,564 Class A Shares issued and outstanding as of May 3, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021) are as follows:

Amount beneficially owned: 25,086,851

Percentage:	12.1%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	0
ii. Shared power to vote or to direct the vote:	25,086,851
iii. Sole power to dispose or to direct the disposition of:	0
iv. Shared power to dispose or to direct the disposition of:	25,086,851

Ms. Edens has voting and investment power in respect of the Class A Shares owned by Family LLC and is a beneficial owner of the same 25,086,851 Class A Shares. As a result, the aggregate number and percentage of Class A Shares beneficially owned by Ms. Edens (on the basis of a total of 206,698,564 Class A Shares issued and outstanding as of May 3, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021) are as follows:

Amount beneficially owned: 25,086,851

Percentage:	12.1%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	0
ii. Shared power to vote or to direct the vote:	25,086,851
iii. Sole power to dispose or to direct the disposition of:	0
iv. Shared power to dispose or to direct the disposition of:	25,086,851

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, none of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days.

(d)          No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 to the Schedule 13D is hereby amended and restated as follows:

The information provided in Item 3 and Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and between Lynn M. Edens and Edens Family Holdings LLC, dated June 14, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 14, 2021

By:	/s/ Lynn M. Edens
Name:	Lynn M. Edens

Edens Family Holdings LLC

By:	/s/ Lynn M. Edens
Name:	Lynn M. Edens
Title:	Member